Exhibit 99.1

Health Canada Accepts Cardiome's Xydalba New Drug Submission and Grants Priority Review

Approval Decision Expected in Third Quarter 2018

NASDAQ:CRME TSX:COM

VANCOUVER, March 22, 2018 /CNW/ - Cardiome Pharma Corp. (NASDAQ:CRME / TSX:COM), a revenue-generating, specialty pharmaceutical company focused on commercializing patent-protected hospital drugs, announced today that Health Canada has accepted its New Drug Submission (NDS) for review of Xydalba™ (dalbavancin hydrochloride) and granted Priority Review status to the application. Cardiome expects to receive an approval decision for Xydalba during the third quarter of 2018.

Under the proposed strategic transaction between Cardiome and Cipher Pharmaceuticals Inc. announced earlier this week, upon the close of the transaction, Cipher would sublicense the commercial rights to Xydalba as part of the Canadian business portfolio proposed for acquisition.

"Health Canada's acknowledgement regarding the completeness of the NDS submission for Xydalba and granting of Priority Review are important milestones for Cardiome," said Kiran Bhirangi, M.D., Vice President, Clinical Development and Medical Affairs. "This decision underscores the significant medical need that exists for Canadians suffering from acute bacterial skin and skin structure infections (ABSSSI). We believe that Xydalba offers medical professionals an effective, yet flexible, dosing option that allows them to manage hospital administered antibiotic therapy for these serious infections. We will continue to work closely with Health Canada toward an approval decision during the third quarter, and we look forward to adding Canada to the growing list of countries where Xydalba is available to patients."

Standard review in Canada takes 300 days and Priority Review, which is granted to promising medicines that address life-threatening or severely debilitating conditions, shortens the review time to approximately 180 days.

Dalbavancin was approved by the U.S. Food and Drug Administration in 2014 for the treatment of adult patients with ABSSSI caused by susceptible Gram-positive bacteria, including methicillin resistant staphylococcus aureus (MRSA) and is commercialized under the trade name DALVANCE®. Dalbavancin was also approved by the European Medicines Agency for the treatment of ABSSSIs in adults and is commercialized under the tradename Xydalba. Xydalba is marketed by Cardiome in six countries, including the United Kingdom, France, Germany, Sweden, Finland and the Republic of Ireland.

About ABSSSI

There were more than 4.8 million hospital admissions of adults with acute bacterial skin and skin structure infections (ABSSSI) from 2005 through 2011, which included patients with cellulitis, erysipelas, wound infection, and major cutaneous abscess. In fact, hospital admissions for ABSSSI significantly increased by 17.3 percent during this timeframe. The majority of all skin and soft tissue infections in hospitalized patients are caused by streptococci and Staphylococcus aureus, and approximately 59 percent of these S. aureus infections in the U.S. are estimated to be caused by MRSA.  Early and effective treatment of ABSSSI is critical to optimize patient recovery and for certain patients may also help to avoid potentially lengthy and costly hospital stays.

About Xydalba™

Xydalba™ for infusion is a second generation, semi-synthetic lipoglycopeptide, which consists of a lipophilic side-chain added to an enhanced glycopeptide backbone. Xydalba is the first and only 30-minute, one-dose treatment option for acute bacterial skin and skin structure infections (ABSSSI) that delivers a full course of IV therapy. Xydalba can be administered as either one 1500 mg dose or as a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. Xydalba demonstrates bactericidal activity in vitro against a range of Gram-positive bacteria, such as Staphylococcus aureus (including methicillin-resistant, also known as MRSA, strains) and Streptococcus pyogenes, as well as certain other streptococcal species.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients.  With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Cardiome's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver Remodulin® (treprostinil) the world's leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation ("forward-looking statements") that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements including statements with respect to Xydalba and the Health Canada regulatory review process, involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A discussion of the risks and uncertainties facing Cardiome are discussed in our most recent annual and quarterly reports and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  All of the risks and certainties disclosed in these filings are hereby incorporated by reference in their entirety. While Cardiome makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Cardiome® and the Cardiome Logo are the proprietary trademarks of Cardiome Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Cardiome and its affiliates worldwide.
Xydalba® is a trademark of Durata Therapeutics Holding C.V., and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed and used under license.
DALVANCE® is a trademark of Allergan Pharmaceuticals International Limited.
All other trademarks are the property of their respective owners.

SOURCE Cardiome Pharma Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2018/22/c5041.html

%CIK: 0001036141

For further information: Justin Renz, CFO, Cardiome Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@cardiome.com; Argot Partners, Michelle Carroll/Sean Augustine-Obi, 212.600.1902, michelle@argotpartners.com, sean@argotpartners.com

CO: Cardiome Pharma Corp.

CNW 08:00e 22-MAR-18